Exhibit 1.02

THE HILLMAN GROUP, INC.

CONFLICT MINERALS REPORT

FOR THE YEAR ENDED DECEMBER 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured or contracted to manufacture products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC Conflict Undeterminable” in 2013 or 2014, the Conflict Minerals Report (“CMR”) is not subject to an independent private sector audit.

1. COMPANY OVERVIEW

This report has been prepared by management of The Hillman Group, Inc. (herein referred to as “Hillman,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all subsidiaries that are required to be consolidated.

Hillman is one of the largest providers of hardware-related products and related merchandising services to North American retail markets. We sell our products to hardware stores, home centers, mass merchants, pet supply stores, and other retail outlets principally in the United States, Canada, Mexico, Australia, Latin America, and the Caribbean. Product lines include thousands of small parts such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; builder’s hardware; and identification items, such as tags and letters, numbers, and signs. The Company supports our product sales with value added services including design and installation of merchandising systems and maintenance of appropriate in-store inventory levels. We conducted an analysis of our products and found that conflict minerals are found in products supplied in 11.1% of the suppliers that responded to the survey.

SUPPLY CHAIN

Hillman markets and distributes approximately 130,000 stock keeping units (“SKUs”) of small, hard-to-find and hard-to-manage hardware items, which are sourced from a worldwide supply chain of approximately 639 vendors. Approximately 46% of Hillman’s annual purchases are from non-U.S. suppliers, with the balance from U.S. manufacturers and master distributors. The Company’s vendor quality control procedures include on-site evaluations and frequent product testing, as well as two buyers in Asia primarily responsible for quality inspections. Vendors are also evaluated based on delivery performance and the accuracy of their shipments.

Fasteners

Fasteners remain the core of Hillman’s business and the product line encompasses more than 105,000 SKUs. The fastener line includes standard and specialty nuts, bolts, washers, screws, anchors, and picture hanging items. Hillman offers zinc, chrome, and galvanized plated steel fasteners in addition to stainless steel, brass, and nylon fasteners. In addition, the Company carries a complete line of indoor and outdoor project fasteners for use with drywall and deck construction.

Keys and Key Accessories

Hillman designs and manufactures proprietary equipment which forms the cornerstone for the Company’s key duplication business. The Hillman key duplication systems are offered in various retail channels including mass merchants, home centers, automotive parts retailers, franchise and independent hardware stores, and grocery/drug chains; it can also be found in many service–based businesses such as parcel shipping outlets.

Engraving

Hillman’s engraving business focuses on the growing consumer spending trends surrounding personalized and pet identification. The Company offers its Quick-TagTM consumer-operated vending system that custom engraves and dispenses pet identification tags, military-style I.D. tags, holiday ornaments, and luggage tags. The Company has placed over 2,700 Quick-TagTM machines in retail outlets throughout the U.S. and Canada. Additionally, the Company has developed and placed approximately 1,100 of the FIDOTM systems in PETCO stores as of December 31, 2013. This engraving platform allows engraving on both sides of a dog tag. Lastly, the Company offers the Tagworks engraving system which utilizes laser printing technology and allows the consumers to watch the engraving process.

Letters, Numbers, and Signs

Letters, numbers, and signs (“LNS”) includes product lines that target both the homeowner and commercial user. Product lines within this category include individual and/or packaged letters, numbers, signs, safety related products (e.g. 911 signs), driveway markers, and a diversity of sign accessories, such as sign frames.

Threaded Rod

Hillman is a leading supplier of metal shapes and threaded rod in the retail market. The SteelworksTM threaded rod product includes hot and cold rolled rod, both weld-able and plated, as well as a complete offering of All-Thread rod in galvanized steel, stainless steel, and brass.

Builder’s Hardware

The builder’s hardware category includes a variety of common household items such as coat hooks, door stops, hinges, gate latches, hasps, and decorative hardware.

We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. Hillman has very few contracts with its 639 vendors, and the ones that we do have are frequently in force for three to five years and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, or our contracts renew, we are adding a clause to require suppliers to provide information about the source of conflict minerals and smelters. It will take a number of years to ensure that the supplier contracts we do have contain appropriate flow-down clauses. Additionally, we are in the process of adding a clause to our purchase order terms and conditions that requires vendors to adhere to our Vendor Code of Conduct, which requires vendors to supply materials to Hillman that are “DRC conflict-free.” In the meantime, as described below, we are working with selected suppliers to ensure that they provide the 3TG sourcing information until the existing contracts can be amended.

It is not practicable to conduct a survey of all our suppliers and we believed a reasonable approach would be to conduct a survey of the suppliers where the nature of the component or the location of the supplier indicated that those components were likely to contain 3TG. We surveyed direct suppliers representing 48.2% of our total vendor population. We assessed our industry as well as others and confirmed that this risk-based approach is consistent with how many peer companies are approaching compliance with the Rule.

We are unable with absolute certainty to determine the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report (“CMR”) as an Exhibit to Form SD. This report must include:

•	A description of the measures we took to exercise due diligence on the conflict minerals’ source and chain of custody.
•	A description of the products manufactured or contracted to be manufactured that are not DRC conflict free.
•	The facilities used to process the conflict minerals.
•	The country of origin of the conflict minerals.
•	The efforts to determine the mine or location of origin.

The products that we manufacture that are subject to the reporting obligations of the Rule are “DRC Conflict Undeterminable”, because we have been unable to determine the origin of the 3TG they contain or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly, we are taking actions as described in section 3 below to ensure that our products are being sourced responsibly.

In accordance with the OECD Guidance and the Rule, this report is available on our website www.hillmangroup.com.

CONFLICT MINERALS POLICY

We have adopted the following conflict minerals policy:

Hillman is committed to being responsible in sourcing products from companies that share our values in regards to integrity and human rights. To ensure compliance with Section 1502 of the Dodd-Frank Act, Hillman suppliers shall not provide goods that contain “Conflict Minerals” (i.e. tin, tantalum, tungsten and gold) which are sourced from the Democratic Republic of the Congo (DRC) or in adjoining countries.

Suppliers are required to commit to becoming “conflict free” (which means that such supplier does not source conflict minerals) and sourcing only from conflict-free smelters. Additionally, suppliers shall have programs in place that satisfy this requirement, including maintenance of records supporting their obligation to provide goods to Hillman that do not contain Conflict Minerals.

Our policy is publicly available on our website at www.hillmangroup.com.

2. DUE DILIGENCE PROCESS

2.1 DESIGN OF DUE DILIGENCE

Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten.

2.2 MANAGEMENT SYSTEMS

Internal Team

Our company is a centralized organization with corporate headquarters in Cincinnati, Ohio. Hillman has established a conflict minerals management system which is sponsored by the Executive Vice President of Global Operations as well as executive-level representatives and a team of subject matter experts from relevant functions such as Legal, Operations, Internal Audit, and Finance. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by the Chief Financial Officer who acts as the executive conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control Systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively correspond with our suppliers. Additionally, we support the Conflict Free Sourcing Initiative (“CFSI”) and encourage our suppliers to do the same through our written Conflict Minerals Policy and Vendor Code of Conduct.

Controls include, but are not limited to, our Code of Conduct which outlines expected behaviors for all Hillman employees, our Vendor Code of Conduct, and a supplier conflict minerals contract clause which is further described above.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have encouraged our suppliers to support the CFSI and to monitor their smelter listing to ensure that they are only using smelters that are conflict free.

Grievance Mechanism

We have multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of Hillman’s policies.

The Company has an Ethics Hotline that is available to all employees and outside parties which is posted on our website (www.hillmangroup.com) in the “About Us” Section. Additionally, we have a designated individual who monitors all complaints on Facebook and Twitter and forwards them to the appropriate individuals for resolution.

Additionally, we provide a complaint form on our website, and any complaints submitted in this manner are monitored by our Customer Service department, which directs them to the appropriate person and department for resolution.

Maintain Records

We have adopted a policy to retain relevant documentation.

2.3 IDENTIFY AND ASSESS RISK IN THE SUPPLY CHAIN

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly, we support the CFSI and encourage our suppliers to do the same.

We have identified 639 direct suppliers. We rely on these suppliers, some of whose components contain 3TG, to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. Several of our largest suppliers are also SEC registrants and subject to the Rule.

2.4 DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO RISKS

In response to this risk assessment, Hillman has an approved risk management plan through which the conflict minerals program is implemented, managed, and monitored. Updates to this risk assessment are provided regularly to senior management.

As described above, we support the CFSI and encourage our suppliers to do the same. As part of our risk management plan, to ensure suppliers understand our expectations, we have communicated directly to all of them, as well as post our policy on our website.

We engage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. We have found no instances where it was necessary to terminate a contract or find a replacement supplier.

2.5 CARRY OUT INDEPENDENT THIRD PARTY AUDIT OF SUPPLY CHAIN DUE DILIGENCE AT IDENTIFIED POINTS IN THE SUPPLY CHAIN

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We support audits through our support of the CFSI.

2.6 REPORT ON SUPPLY CHAIN DUE DILIGENCE

In addition to this report, see our website at www.hillmangroup.com for further information about our supply chain due diligence.

3. DUE DILIGENCE RESULTS

Request Information

We conducted a survey of those suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and the Global e-Sustainability Initiative (“GeSI”), known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Template is being used by many companies in their due diligence processes related to conflict minerals.

Survey Responses

We received responses from 88% of the suppliers surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as inconsistencies within the data reported in the Template. We have worked directly with these suppliers to provide revised responses. A summary of the survey responses is as follows:

SURVEY ATTRIBUTES	SURVEY RESULTS
Total number of Hillman vendors	639
Total number of vendors surveyed	308
Total number of vendors that responded to the survey	271
Total number of vendors that identified 3TG in the products they supply to Hillman	30
Total number of vendors that sourced 3TG from the DRC or adjoining countries	Unknown
Total number of smelters listed by vendors that identified 3TG in products	24
Total number of smelters certified as a CFSP (Conflict Free Smelter Program) “Conflict Free Smelter”	5
Total number of smelters that are progressing toward CFSP validation	4
Total number of smelters with an “Unknown” CFSP status	15

The large majority of the responses received provided data at a company or divisional level, or as described above, were unable to specify the smelters or refiners used for components supplied to Hillman. We are therefore unable to determine whether any of the conflict minerals reported by these suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

Efforts to Determine Mine or Location of Origin

Through our support of the CFSI program, and requesting our suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Smelters or Refiners

The vast majority of our suppliers were unable to represent to us the smelters or refiners that they use and, as such, the source of the 3TG actually included in the components they supplied to Hillman.

We therefore do not have any smelter and refiner names to list in this report.

4. STEPS TO BE TAKEN TO MITIGATE RISK

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.	Include a conflict minerals flow-down clause in new or renewed supplier contracts.
b.	Expand the number of suppliers requested to supply information.
c.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.
d.	Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict or we will terminate such supply relationship.